Exhibit (e)(2)

MUTUAL NON-DISCLOSURE AGREEMENT

THIS MUTUAL NON-DISCLOSURE AGREEMENT (the “Agreement”) is effective as of December 15, 2022 (the “Effective Date”) between CYMABAY THERAPEUTICS, INC., a Delaware corporation (the “Company”), and GILEAD SCIENCES, INC. (together with its affiliates and subsidiaries, “Gilead”), to protect the confidentiality of, and restrict the use of, certain confidential information of the Company or of Gilead to be disclosed under this Agreement solely for use in evaluating, discussing, negotiating and possibly entering into a possible business transaction between the parties (the “Permitted Use”). The Company and Gilead may be referred to herein individually as a “Party” and collectively as the “Parties”.

The Parties hereby agree as follows:

1. As used herein, “Confidential Information” of a Party shall mean any and all nonpublic technical, business and other information disclosed under this Agreement by such Party (the “Disclosing Party”, with respect to such disclosed information) to the other Party (the “Receiving Party”, with respect to such disclosed information) prior to or after the Effective Date of this Agreement, which may include without limitation information regarding: proprietary and/or confidential information, including but not limited to data and results, cell lines, information regarding clinical trials, samples, media, chemical compounds, assays, materials, techniques, sketches, drawings, works of authorship, models, inventions, know-how, processes, apparatuses, equipment, algorithms, formulae, product pricing, research information, experimental work, products in development, design details, specifications, engineering information, affiliate information, financial information, procurement requirements, purchasing information, manufacturing, customer lists, investors, employees, business and contractual relationships, business forecasts, sales and merchandising information, marketing plans and information regarding third parties; provided, however, that Confidential Information shall not include, and neither Party shall disclose to the other Party, any non-publicly disclosed chemical structures of its compounds or sequence information, including amino acid and nucleic acid sequence, of its proteins, molecules or other proprietary substances, unless such disclosure is requested in advance in writing by the Receiving Party and thereafter later agreed to in writing by both Parties, in which case such disclosed chemical structures and/or sequence information (as specifically indicated in any such subsequent writing) shall be deemed Confidential Information of the Disclosing Party under this Agreement.

2. Subject to Sections 3 and 9, each Party agrees that at all times and notwithstanding any termination or expiration of this Agreement it will hold in strict confidence and not disclose to any third party (except to its representatives) any Confidential Information of the other Party, except as approved in writing by such other Party, and will use the Confidential Information of the other Party for no purpose other than the Permitted Use. Each Party shall only disclose Confidential Information of the other Party to those of its employees or authorized representatives (collectively, “Authorized Representatives”) in connection with the Permitted Use and who are subject to non-use and non-disclosure obligations at least as restrictive as those contained herein. Each Party shall be liable to the other Party for any breach of this Agreement by any of their respective Authorized Representatives. In addition, neither Party shall, without the other Party’s consent, disclose to any other person (except to Authorized Representatives) either the existence of this Agreement, the fact that investigations, discussions or negotiations are or may be taking place concerning a possible transaction or any facts related thereto.

3. A Receiving Party shall not have any obligations under this Agreement with respect to a particular item of the Confidential Information of the Disclosing Party if such Receiving Party can demonstrate with contemporaneous evidence that such particular information:

(a)	was in the public domain at the time it was disclosed to the Receiving Party;

(b)	entered the public domain subsequent to the time it was disclosed to the Receiving Party, through no fault of the Receiving Party;

(c)	was in the Receiving Party’s possession free of any obligation of confidence at the time it was disclosed to Receiving Party;

(d)	was communicated to the Receiving Party free of any obligation of confidence subsequent to the time it was disclosed to the Receiving Party; or

(e)	was developed by employees or agents of the Receiving Party independently of and without reference to the Confidential Information of the Disclosing Party.

4. Notwithstanding the above, a Receiving Party may disclose certain Confidential Information of the Disclosing Party, without violating the obligations of this Agreement, to the extent the disclosure is required by a valid order of a court or other governmental body having jurisdiction, provided that the Receiving Party provides the Disclosing Party with reasonable prior written notice of such disclosure so as to enable the Disclosing Party to seek to obtain a protective order or other order preventing or limiting the disclosure and/or requiring that the Confidential Information so disclosed be used only for the purposes for which the law or regulation required, or for which the order was issued; and provided, further, such Confidential Information disclosed in response to such court or governmental order will be limited to information that is required to be disclosed in response to such court or governmental order at the advice of internal or external legal counsel, in compliance with any such protective or other order that is obtained.

5. The Receiving Party will protect the confidentiality of, and avoid unauthorized use or disclosure of, the Disclosing Party’s Confidential Information using at least the same level of efforts and measures used to protect its own valuable confidential information, and at least commercially reasonable efforts and measures. The Receiving Party shall endeavor to notify the Disclosing Party upon discovery of any loss or unauthorized disclosure of the Confidential Information of the Disclosing Party.

6. Upon the written request of the other Party, each Party shall promptly return to the other or destroy all documents and other tangible materials to the extent containing the Disclosing Party’s Confidential Information, provided, however, that the Receiving Party may retain one copy in its legal archives solely for the purpose of monitoring Receiving Party’s surviving obligations under this Agreement.

7. Each Party recognizes and agrees that nothing contained in this Agreement shall be construed as (a) granting any property rights, by license or otherwise, to any Confidential Information of the other Party, or to any invention or any patent, copyright, trademark, or other intellectual property right that has issued or that may issue, based on such Confidential Information, or (b) obligating either Party to proceed with any transaction between them, and each Party reserves the right, in its sole discretion, to terminate the discussions contemplated by this Agreement. Neither Party shall make, have made, use or sell for any purpose any product or other item using, incorporating or derived from any Confidential Information of the other Party.

8. No failure or delay by a Party or any of its subsidiaries, affiliates or representatives in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, and no single or partial exercise of any such right, power or privilege will preclude any other or future exercise thereof or the exercise of any other right, power or privilege under this Agreement. No provision of this Agreement can be waived except by means of a written instrument that is validly executed on behalf of a Party and that refers specifically to the particular provision or provisions being waived.

9. This Agreement will expire two (2) years after the Effective Date or may be terminated by either Party at any time upon thirty (30) days’ written notice to the other Party. Each Receiving Party’s confidentiality and non-use obligations under this Agreement shall survive termination of the Agreement, shall be binding upon the Receiving Party’s heirs, successors and assigns, and shall continue in full force and effect with respect to Confidential Information for seven (7) years from the Effective Date.

10. This Agreement will be binding upon and inure to the benefit of each Party and their respective heirs, successors and permitted assigns. This Agreement will be governed by and construed in accordance with the laws of the State of California (without giving effect to principles of conflicts of laws).

11. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior discussions between the Parties with respect to such subject matter. This Agreement may not be amended except by a writing signed by both Parties.

12. Each Party acknowledges that its breach of the Agreement may cause irreparable damage to the other Party and hereby agrees that the other Party shall be entitled to seek injunctive relief under this Agreement, as well as such further relief as may be granted by a court of competent jurisdiction.

13. If any provision of this Agreement is found by a proper authority to be unenforceable or invalid, such unenforceability or invalidity shall not render this Agreement unenforceable or invalid as a whole and in such event, such provision shall be changed and interpreted so as to best accomplish the objectives of such unenforceable or invalid provision within the limits of applicable law or applicable court decisions.

14. Neither Party shall knowingly communicate any information to the other in violation of the proprietary rights of any third party.

15. Neither Party will assign or transfer any rights or obligations under this Agreement without the prior written consent of the other Party, except that a Party may assign the Agreement without such consent to its successor in interest in connection with a merger, acquisition or sale of all or substantially all of the assets of such Party. Any purported assignment in violation of this Section 15 will be null and void and of no force and effect.

16. All notices permitted or required under this Agreement shall be in writing and shall be delivered by personal delivery, electronic mail, courier mail or by certified or registered mail, return receipt requested, and shall be deemed given upon personal delivery, five (5) days after deposit in the mail, or upon acknowledgment of receipt of electronic transmission. Notices shall be sent to the addresses set forth at the end of this Agreement or such other address as either Party may specify in writing pursuant to this Section 16.

17. This Agreement may be executed in one or more counterparts, each of which shall be an original and all of which together shall constitute one and the same document.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Mutual Non-Disclosure Agreement to be executed as of the Effective Date.

CymaBay Therapeutics, Inc.		Gilead Sciences, Inc.

By:	/s/ Patrick O’Mara	By:	/s/ Eric Chang
Name:	Patrick O’Mara	Name:	Eric Chang
Title:	SVP, Business Development	Title:	Executive Director, Corporate Development
Address:	7575 Gateway Blvd., Suite 110 Newark, California 94560	Address:	333 Lakeside Drive, Foster City, California 94404